As filed with the Securities and Exchange Commission on May 17, 2001.

                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             A.B. Watley Group Inc.
            ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Delaware                                    13-3911867
     ----------------------------------                 --------------------
        (State or other jurisdiction                      (I.R.S. Employer
      of incorporation or organization)                  Identification No.)


  40 Wall Street, New York, New York    10005                 212-422-1664
  ----------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                  Steven Malin
                      Chairman and Chief Executive Officer
                             A.B. Watley Group Inc.
                    40 Wall Street, New York, New York 10005
                                  212-422-1664
   ---------------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            Edward I. Tishelman, Esq.
                               Joel I. Frank, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 753-7500

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                         Proposed
Title of each class                      maximum      Proposed
of                                       offering     maximum
securities                               price        aggregate     Amount of
to be                 Amount to be       per          offering      registration
registered            registered         share (1)    price         fee
--------------------------------------------------------------------------------



Common
Stock, par value
$.001 per share       2,635,415 shares   $10.66       $28,093,523   $7,023.38

--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, on the basis of the average of the high and low sale prices reported on the Nasdaq National Market on May 14, 2001.


    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                             A.B. WATLEY GROUP INC.
                                 40 Wall Street
                               New York, NY 10005
                                 (212) 422-1664

                                   PROSPECTUS

                               2,635,415 SHARES OF

                                  COMMON STOCK

    This prospectus relates to an offering from time to time of up to 2,635,415 shares of common stock of A.B. Watley Group Inc. The selling stockholders identified in this prospectus are offering all of the shares to be sold in this offering.

    We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay the expenses of registration of the shares which may be offered by this prospectus.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

    Our common stock is traded on the Nasdaq National Market under the symbol ABWG. On May 16, 2001, the closing price of our common stock as reported on the Nasdaq National Market was $10.33.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is May 17, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC the registration statement on form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to our company and the securities offered hereby, reference is hereby made to the registration statement and to the exhibits filed as a part thereof. Statements contained in this prospectus regarding the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement, and each such statement is hereby qualified in its entirety by such reference. The registration statement, including all exhibits thereto, and all other reports filed with the SEC by us may be inspected without charge at the principal office of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, registration statements and certain other filings made with the commission through its Electronic Data Gathering, Analysis and Retrieval systems are publicly available through the commission's site on the World Wide Web located at http://www.sec.gov. The registration statement, including all exhibits and schedules thereto and amendments thereof, has been filed with the commission through the Electronic Data Gathering, Analysis and Retrieval system. We maintain a web site at www.abwatley.com.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The commission allows us to "incorporate by reference" the information we file with the commission. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents which have been filed with the commission:

    (1) our Annual Report on Form 10-KSB for the year ended September 30, 2000;

    (2) our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 and for the quarter ended March 31, 2001; and

    (3) the description of the common stock contained in our registration statement on Form 8-A dated April 14, 2000.

    We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

    Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the commission and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

    We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed to A.B. Watley Group Inc., Att: Investor Relations, 40 Wall Street, New York, New York, telephone number 212-422-1664.

    Unless otherwise indicated, references to "we", "us" and "our" refer to A.B. Watley Group Inc., a Delaware corporation, and its subsidiaries. Our common stock, par value $.001 per share, is referred to in this prospectus as the "common stock."

                           FORWARD LOOKING STATEMENTS

This prospectus contains certain statements that may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based on certain assumptions and assessments made by management of the company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this prospectus are also subject to a number of material risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, services and prices, and other factors discussed in the company's filings under the Securities Act and the Exchange Act. Prospective investors are cautioned that such forward-looking statement are not guarantees of future performance and that actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.


                                  RISK FACTORS

Although we are optimistic that we will be able to continue our substantial growth and strengthen our position in the online and electronic trading of securities, we also acknowledge that our business and this industry in general are subject to a number of risks and uncertainties, which could adversely affect future results. Among these are:

         1. Competition In The Online And Electronic Brokerage Business Is Increasing. Not only are we faced with competing with the traditional electronic trading firms, such as E-Trade and E-Schwab, as well as smaller sized competitors, but we are also faced with the entry of new firms, including traditional brokerage firms such as Merrill Lynch, and the emergence of giants, such as Goldman Sachs & Co., as a sponsor or joint venturer of e-commerce brokerage firms and electronic communications networks. We will continue to compete based upon what we perceive as the excellence of our trading systems, the skills of our customer service personnel, the breadth of information and other services provided, attractive pricing of our services and maintenance and upgrade of our technology. Although added competition has also served to increase the overall market for this type of brokerage service, the increased competition also places more pressure on us in our competitive efforts, including a need to increase our marketing efforts, which is already underway.

         2. We Are Expanding Rapidly And Need to Properly Manage Our Increased Infrastructure. The expansion of our business has led us to increase our systems and personnel. These must be managed efficiently and places additional burdens upon executive management.

         3. We Must Maintain Our Access To The Most Improved Technology. Technological changes continue in the electronic commerce field generally and in our segment of online brokerage. We must keep pace with these technological developments by a combination of licensing and developing software, to be able to continue to provide what we regard as highly efficient and attractive services and systems for our accounts.

         4. Our Industry Faces Substantial Regulatory Supervision. We, as well as all members of the U.S. securities brokerage industry, are regulated by the NASD and SEC. These supervisory bodies have tended to increase the intensity of their regulatory efforts, particularly with respect to the online trading industry. Additional regulations have been proposed, from time to time, dealing with the suitability of online trading and broker supervision of accounts. All these place a greater burden on the conduct of our electronic and online brokerage business.

         5. Our Proposed Conversion To Self-Clearing Operations Subjects Us to Additional Risks. Although self-clearing will allow us to theoretically increase the profitability of our operations, it will also place additional burdens upon managing our business. We will collect dividends and interest on securities held in nominee name and make the appropriate credits to our client's account. We will also facilitate exercise of subscription rights on securities held for our clients. We will arrange for the transmittal of proxy and tender offer materials and issuer reports to our clients.

         Self-clearing operations, especially where conducted by firms such as ours, without significant prior experience, involve substantial risk of losses due to clerical errors related to the handling of client funds and securities. We have attempted to mitigate this risk by hiring, from a large competitor, as a senior officer someone who has extensive experience in the senior management of self-clearing operations and conversions to self-clearing. Errors in the clearing process also may lead to civil liability for actions in negligence brought by parties who are financially harmed as a result of these errors. Clearing operations have accounted for a significant portion of our cost of services. Our failure to perform self-clearing operations accurately and cost-effectively could have a material adverse effect on our business, financial condition and operating results.

                                   THE COMPANY

A.B. Watley Group Inc. provides direct-access trading capabilities and related software to both retail as well as corporate customers. Since 1997 we have offered direct-access trading products and services to retail customers. As of March 31, 2001 we had 12,415 retail customers. In August 2000 we began marketing our proprietary technology, which we call a Direct-access Vertical Exchange
(DAVE), to the brokerage and banking industries. These initiatives resulted in our recently announced licensing agreement with E*TRADE Group, Inc. Historically, revenues have been generated primarily from retail customer transactional fees. In the future, we anticipate augmenting that revenue with licensing and related fees from our corporate clients.

Direct-access trading technology provides customers with the opportunity to trade securities directly into various market centers, including exchanges and Electronic Communication Networks (ECNs) without the intervention of a broker. The absence of broker intervention is a key feature that differentiates us from most online brokers. Other features of our service include:

     o Integrated Product: real-time market data delivery and trade execution software

     o    Speed: Average trade execution is less than 5 five seconds

     o Market Transparency: Ability to view all market participants and market centers in real-time

Generally, direct-access results in better trade execution as well as lower transactional costs for the user.

Our services are delivered through DAVE, which is a combination of our proprietary: (a) order entry and trade processing and, (b) data delivery engines. Today, customers can access DAVE through (i) UltimateTrader(R) II, our proprietary client-server direct-access software application; and, (ii) WatleyTrader, our proprietary web-based direct-access platform. In the near term, we will add a voice recognition platform and a wireless application.

We believe our subsidiary, A.B. Watley, Inc. is one of the largest direct-access brokerage firms in the U.S. A.B. Watley, Inc. is a registered securities broker-dealer and member of the National Association of Securities Dealers, Inc. Through this unit we provide real-time online financial brokerage products and services to retail customers.

In September 2000 we began distributing our proprietary direct-access software product to our retail customers. Prior to this, we had licensed enabling software from third-party vendors. By the end of the current fiscal year or early next year, all of our retail customers will have migrated to our proprietary software. This change provides us with meaningful operating and financial benefits. For example, direct-access software licensing fees paid to third party vendors totaled $14.4 million in fiscal 2000, representing approximately 25% of total operating expenses. We anticipate eliminating almost this entire expense item in the future.

Of equal significance, we are leveraging our proprietary software development experience and products. We are fully prepared to provide these same large-scale technology solutions to corporate clients, primarily banks and brokerage firms. We recently launched the B-2-B Solutions Group. This group is responsible for marketing our technology and services to corporate clients. In this regard, on November 22, 2000 we signed a licensing agreement with E*TRADE Group, Inc. We are actively seeking additional B-2-B clients. We anticipate that this area will become a significant portion of our future business and revenue.

Industry Overview

Our industry has recently experienced a series of changes led by electronic and online commerce. These changes have created significant market opportunities for us along with other similar brokerage firms. Favorable market trends have resulted from (i) growing market acceptance of online brokerage services; (ii) pronounced market segmentation; (iii) a complementary regulatory environment; and, (iv) disparity in the scalability and quality of competing trading technologies.

Growing Market Acceptance of Online Brokerage Services

Online trading is the fastest growing segment of the brokerage industry and is expected to continue to grow significantly. The evolution of the Internet has fundamentally changed the way in which many investors manage their financial affairs. The speed, convenience, choice, cost savings and information offered by the Internet as an investment tool has increasingly driven investor assets online. Forrester Research and IDC project that total U.S. assets managed online will increase from $325 billion at the end of 1998 to $3.1 trillion in 2003, a compound annual growth rate of 57%. During this five-year period, the number of online accounts is expected to grow to over 20 million, up from 5.0 million in 1998. Forrester and IDC also estimate that by 2003, 30% of all investors will invest online, up significantly from approximately 10% today. According to The Industry Standard, total online trades as a percent of total trading volume has grown from less than 1% to 14% within the last four years, and currently represents approximately 30% of the total average trading volume on NASDAQ and the NYSE.

Historically, individual investors accessed the financial markets through full-commission brokers, who offered investment advice and placed trades. With deregulation of brokerage commissions in 1975 and the resulting unbundling of brokerage services, investors began to realize that they could separate financial advisory services from securities trading. This brought about the advent and subsequent proliferation of discount brokerage firms, which provided an alternative investment approach by completing trades at a reduced cost.

The emergence of electronic brokerage services has provided investors with the ability to further unbundle services and costs typically charged by full-commission and traditional discount brokerage firms. By requiring personnel to handle each transaction, most traditional brokerage firms restrict client access to trading and information. Further, while full-commission and discount brokerage firms are able to offer electronic trading services, their continued reliance on personnel, branch offices and associated infrastructure prevents them from capturing the same operating efficiencies that are achievable by electronic trading.

The growth of discount brokerage firms and the increasing utilization of the Internet to access a wide range of financial services underscore a fundamental shift in market demographics. This shift has altered the way consumers manage their personal financial assets. Based on industry research reports and the rapid consumer acceptance of online transactions, we believe consumers are increasingly taking direct control over their personal financial affairs, not only because they are now able to do so, but also because they find it more convenient and less expensive than relying on financial intermediaries.

Pronounced Market Segmentation

As the brokerage industry has matured, market segmentation has become more pronounced. Segments within the industry are defined and identified based on a variety of demographic factors. One of these factors is customer trading activity. In July 2000, Robertson Stephens stated in its Active Trading report that active traders (all accounts trading 30-plus times a quarter), represent approximately 54% of the 1.68 million average online daily trades yet only 6.3%, or 800,000 of approximately 12.7 million total online accounts. This translates into 910,000 trades per day from 800,000 accounts, or an average of 68 trades per account per quarter, versus the overall online industry average of 7 trades per quarter.

Since inception, we have targeted and served the most active 6.3% of trading clients in the U.S. It is our belief that this group also happens to be among the most profitable and historically under-served segment within the brokerage community. This active trading segment is our primary target market.

There has been an active trader segment in the U.S. for many years. Active trading is dependent upon the following core characteristics: (i) software quality; (ii) software reliability; and, (iii) access to efficient liquid market centers. Until recently, access to that efficiency and liquidity was primarily limited to institutions. Direct-access broadens the availability to all investors. Moreover, this capability fuels the expansion of the active trader segment.

 We are positioned to provide this market segment with some of the most sophisticated trading systems available. As recently as five years ago, a website that offered online trading technology was considered state-of-the-art. Today, our direct-access technology, featuring smart-order routing and split-second trade execution empowers all investors. Through our leadership and adherence to the direct-access model of speed and market transparency, we believe our business model is defining a new paradigm. While many of our competitors in the brokerage industry decide whether to adopt this leading edge technology or not, we have created and grown our business model based on three core elements that together represent the foundation of our trading platforms. These core elements are maximum liquidity, transparency and speed.

A Complementary Regulatory Environment

In 1996, the SEC adopted rules that brought sweeping changes to the structure of the over-the-counter market. These rule changes also brought potential benefits to our business and to our competitors. They also brought significant benefits to active trading clients. Known as "order handling rules", they allowed for the creation and operation of ECN's. ECN's are open broadcasting systems that allow anyone with a connection to the network to see all the bids and offers posted into the system for any Nasdaq traded security. The order handling rules require market makers to display certain limit orders in their quotations or to send those orders to an ECN for display. The increased regulatory emphasis on enforcing compliance with the duty of brokers to obtain the best execution for their clients has fostered the growing importance of ECN's, which provide an ever-increasing source of liquidity in the over-the-counter market.

Additional and more recent rule changes have facilitated the emergence of direct-access trading technology and business models offering such technology. The Securities and Exchange Commission is adopting two rules to improve public disclosure of order execution and routing practices. Under Rule 11Ac1-5, market centers that trade the Nasdaq National Market System securities will be required to make available to the public monthly electronic reports that include uniform statistical measures of execution quality. Under Rule 11Ac1-6, broker-dealers that route customer orders in equity and option securities to certain destinations for execution will be required to make available on a quarterly basis reports that, among other things, identify the venues to which customer orders are routed for execution. In addition, broker-dealers will be required to disclose to customers, on request, the venues to which their individual orders were routed. By reporting execution activity, many expect that the brokerage industry, in particular order-handing, will become more transparent to the public. These rules are also intended to spur more vigorous competition among market participants to provide the best possible prices for investor orders.

In light of the new disclosure rules being adopted, many industry analysts feel that demand for direct-access execution capabilities and real-time market information will continue to grow and potentially grow at an increasing rate. We believe that these recent regulatory developments, coupled with the increased availability of real-time information, advances in the Internet and networking and communications technologies, have created significant investing opportunities for active traders and investors. These recent changes also represent significant market opportunities for online brokerage services.


Disparity in the scalability and quality of competing trading technologies

The expansion of the online brokerage market has significantly impacted the financial markets.

The development of direct-access and our DAVE technology represent the next wave of change. While the established online brokers have used the Internet to make more efficient the communication with investors, our proprietary direct-access technology allows investors to interact directly with markets. In our opinion, this interactive capability represents a fundamental change and will become the accepted standard in the financial markets.

Our direct-access platform is not only technologically advanced, but is also highly scalable (see Technology section). The combination of technology and scalability provides us with a competitive advantage versus the established online brokers as well as the smaller PC-based direct-access competitors. Many of the largest online brokers presently possess the scale to accommodate increased customer adoption; however, few currently own and/or offer a direct-access service. In addition, the PC-based direct-access brokers are at a competitive disadvantage because their existing capabilities lack the much-needed scalability. Our current technological architecture allows us to deliver a direct-access product efficiently to thousands, and potentially, hundreds-of-thousands of simultaneous highly active retail and institutional clients.


The Future of Direct-Access Trading Technology and DAVE

Our services are delivered through DAVE, which is a combination of our proprietary: (a) order entry and trade processing and, (b) data delivery engines. Today, customers can access DAVE through (i) UltimateTrader(R) II, our proprietary client-server direct-access software application; and, (ii) WatleyTrader, our proprietary web-based direct-access platform. In the near term, we will add a voice recognition platform and a wireless application.

Benefits of our proprietary technology platform to us include significantly increased scalability, reliability, and manageability. We also expect our technology platform to substantially increase operating margins by eliminating almost all third-party software licensing and data services fees and streamlining internal information management support.


State-of-the-Art Technology

In the latter part of 1998, we commenced a strategic upgrade of our entire technology platform in order to support an anticipated increase in demand for our direct-access online brokerage services. Since that time, we have developed and launched DAVE, our state-of-the-art trading and market data system. Our system is designed to accommodate substantial increases in both client demand and the regulatory requirements expected to result from decimalization, regulatory reporting changes and T+1 settlement. Our current implementation of leading-edge order entry and trade processing and data delivery technology ensures scalability, flexibility, reliability and manageability to accommodate the "next wave of change in the financial markets."

Features

Our technology model provides a number of significant and value-added benefits to active investors:

----------------------------------------------------------------------------------------------------------------------
A.B. Watley Technology Benefits for the retail market
----------------------------------------------------------------------------------------------------------------------
System Feature                             Client Benefits
-----------------------------------------  -------------------------------------------------------------------------
o    Direct Access to Exchanges &          o    Allows investors to execute independently of third party market
     ECNs                                       makers for more efficient executions. Provides ability to act as
                                                "market maker" on par with institutional traders.

o    Superior Speed of Execution           o    Client-server order execution model substantially reduces time elapsed between investor order entry and receipt of order by exchange/ECN. Average order execution time for an OTC market order is 2-7 seconds.

o    Order Routing Discretion              o    Enables investors to actively determine venue for order execution among variety of alternatives (Island, Instinet, other ECNs,
                                                NASDAQ, specific market makers, NYSE DOT, Company block trade desk). Provides critical added ability to trade at the best price.
----------------------------------------------------------------------------------------------------------------------
o    NASDAQ Level II Data                  o    Enables access to complete range of bid/ask, volume and market depth for variety of execution markets.
----------------------------------------------------------------------------------------------------------------------
o    Realtime Data Analytics               o    Provides best available retail package of realtime, streaming market data, charts and technical analysis. This suite of content includes intraday charting, a variety of analytical studies (e.g.,
                                                RSI, moving averages, MACD), time and sales, option quote chains, regional exchange quotes and news.
----------------------------------------------------------------------------------------------------------------------
o    High Utilization Capacity             o    Affords access to the Company's technology platform by entire client base on simultaneous basis. Critical given consistent high level of concurrent utilization and spikes in utilization due to highly volatile market movements and shifts in market liquidity.
----------------------------------------------------------------------------------------------------------------------

Technology Summary

The DAVE system architecture incorporates a Sun Solaris UNIX server platform with BEA System's Tuxedo middleware. The database system runs on Oracle Parallel Server in conjunction with Objectivity for database object management. Through a combination of these components and proprietary business logic, the OETP (Order Entry and Trade Processing) component system provides a leading-edge platform to handle vast numbers of users engaged in high-volume direct-access trading. The DD (Data Delivery) component system also utilizes a Sun Solaris UNIX platform together with Vitria Communicator middleware. For database management, the DD system utilizes an Oracle database system for relational data and Objectivity for database object management.

--------------------------------------------------------------------------------

 The DAVE: Open/Distributed Enterprise Architecture
--------------------------------------------------------------------------------

           -----------------                        -------------
            Ultimate Trader                          B2B Partner
                Client            ------------      -------------
           -----------------        Internet
                                    Intranet
           -----------------      ------------      -------------
              Web Client                              3rd Party
              Oracle OAS                             Application
           -----------------                        -------------
                                    Multiple
                                   Redundant
                                  Connections
-------------                                                      -------------
   Oracle                                                             Oracle
  Database                                                           Database
-------------                                                      -------------

--------------------------------------    --------------------------------------
   ORDER ENTRY AND TRADE PROCESSING                DATA DELIVERY SYSTEM

Tuxedo Transaction Monitor Middleware     Tuxedo Transaction Monitor Middleware
  Vitria Publish/Subscribe Middleware      Vitria Publish/Subscribe Middleware

      Multiple Sun E4500 Servers                Multiple Sun E4500 Servers

       A.B. Watley Data Centers               Internet Co-location Facilities
          (New York, Dallas)                         (UUNet, Globix)
--------------------------------------    --------------------------------------

-------------                                                      -------------
 Objectivity                                                        Objectivity
  Database                                                           Database
-------------                                                      -------------

        ------------------     ---------------------    ------------------
          Service Bureau        Exchange Interfaces        Market Data
            Back Office            NYSE, NASDAQ,         PC Quote, NASDAQ
        ------------------        ECN, Order Desk          NYSE, OPRA
                               ---------------------    ------------------

--------------------------------------------------------------------------------

Highly Scalable and Cost Efficient UNIX-based trading system

Our newly upgraded platform has been developed to run on UNIX computing platforms, offering the benefit of unparalleled expansion and scalability. This in turn allows for the ready "cloning" of the technology platform with minimum modification and cost to accommodate a substantial increase in customer demand. UNIX also contributes significantly to the efficiency of the platform by providing superior processing capacity and thereby requiring fewer servers to process trading activity. Fewer UNIX servers also imply lower server-related maintenance costs relative to NT servers.

System scalability has also been enhanced by the utilization of a massive parallel processing (MPP) architecture design. By managing transaction processing on a "stateless" basis, our system enables increased processing power in proportion to the addition of hardware. This increased processing power becomes vital as securities regulations drive the move to decimalization (expected to increase market data volume by two to three times) and T+1 settlement (necessitating realtime order entries to back-end or service bureau mainframes).


Open/distributed enterprise architecture highly flexible

Both the OETP and DD systems utilize the C++/Java programming paradigm in connection with object oriented application development and iterative development cycles. As a result, the primary software components utilized in both systems can be readily modified for future upgrades and projects. By adopting an open architecture approach, moreover, our system may integrate different protocols, application programming interfaces, third party applications, operating systems and hardware without disrupting the enterprise infrastructure.

The open architecture approach will also enable us to more easily integrate the trading system with third party software developer applications, thereby providing built-in potential scalability to alternative distribution channels controlled by third parties. Discussions with one technical analysis software vendor to this effect have already been initiated.


Middle and back office architecture highly fault tolerant

The middle office platform provides superior reliability by employing transaction process monitoring that incorporates a "handshake" confirmation for each piece of data sent to an end user or between servers, databases and applications. In addition, effective recovery ability is provided through the storage of information in the database prior to the transmission of any message, data or transaction coupled with the ability to recall this data and restart transactions.

The back-office database platform reinforces the tolerance of the system by incorporating four Objectivity databases (one primary and one hot standby in each data center) and an Oracle Parallel Server utilizing data replication, thus providing complete remote backup of all database services. In this way, the architecture can switch to the hot standby system and the alternative data center in the event of any failure of the primary system.


System reduces cost of market data delivery

We believe we are well positioned to capture a significant share of the market for these services and benefit in several ways. First, we expect to capture operating efficiencies that were unavailable to us in the past. With a proprietary platform, we will lower or eliminate costs that we historically associated with data and software vendors. At present, every new client costs us approximately $267.50 per month in data and software costs. When we complete the migration of our client base to our proprietary platform, we expect such costs to be reduced to approximately $71/client per month. The proprietary software and associated scale economies will allow us to be one of the lowest cost providers of integrated real-time streaming market data. We expect significant business-to-business (B-2-B) opportunities, primarily through licensing agreements, to emerge from this capability. In addition, we are presently developing an in-house clearing business that is expected to assist greatly in the transition of our business model from one that is largely variable in its cost structure one that is largely fixed in its cost structure.

The enhanced technology platform eliminates much of the effective cost of large-scale data delivery by employing a "publish and subscribe" delivery method that makes all market data available to all investors on an "as needed" basis. Unlike request-reply processing, publish-subscribe is "decoupled", allowing for asynchronous, anonymous and immediate communication without complicated administrative overhead. In conjunction with our proprietary compression methodology, this approach (i) ensures our ability to cope with surges in real-time market data demand as the industry moves towards decimalization; and,
(ii) significantly reduces both the complexity of application code and the bandwidth and hardware required for market data delivery. The enhanced scalability of the Sun server platform further reduces the cost of data delivery by markedly reducing the number of servers required to support a large number of investors simultaneously receiving realtime information.

Furthermore, the new platform is capable of employing IP Multicasting and thus can generate additional savings as the major Internet carriers deploy multicast enabled networks. By employing IP Multicasting, the system can "broadcast" all quotes while users subscribe to these quotes as needed - enabling information delivery to be scaled to a nearly unlimited number of subscribers. This in turn leads to another significant decrease in the bandwidth and in the number of servers required to distribute market data to our clients.


Architecture allows for efficient administration

Our system incorporates a highly effective system administration function that provides a complete window on the entire IT platform, thereby allowing system administrators to work proactively to solve system problems before service may be affected. This feature, in conjunction with the enhanced scalability of the Sun server platform, improves managerial control and efficiency by reducing systems administration staff requirements. Importantly, the remote administrative capabilities of the software enable us to utilize any variety of co-location facilities for further efficiencies and reliability.

Leading Technology Team

We presently maintain a dedicated in-house IT team with the expertise and resources necessary to fully develop, test, modify, maintain and administer a state-of-the-art online brokerage technology platform. Our technology team has been completely integrated into our business model from inception, and consists of 32 full-time IT professionals grouped into a development unit and a system administration unit. Our team is led by the former Director of IT Strategies for WorldCom. Also, several of our team members have gained experience with the U.S. Navy, Morgan Stanley Dean Witter, Goldman Sachs, American Airlines Sabre/Travelocity, EDS and State Farm Insurance.

Importantly, the IT group engages in the full-time development of technology designed to serve the active investor. As a result of its extensive experience, the technology team enjoys the accumulated expertise needed to customize and integrate requisite "best-of-class" components into a seamless and superior trading platform.

The technology group applies our accumulated expertise through a uniform object oriented analysis and design methodology called Rational Unified Process ("RUP"). When working in a RUP environment, detailed documentation is written for all iterations of the software development process. By strictly adhering to the RUP methodology for software development, we believe our investment in proprietary technology development is protected from poor requirements gathering, "feature creep" and employee turnover. In addition, we usually benefit from faster development cycles and lower maintenance costs.

Targeted Marketing Strategy for Both Retail and Business to Business Clients

Our marketing strategy is to simultaneously target the active trading segment of the retail customer universe and corporate clients within the banking and brokerage communities.


Active Trading Segment

In July 2000, Robertson Stephens stated in their Active Trading report that the active trader market (all accounts trading 30-plus times a quarter), represents 54% of the 1.68 million average online daily trades but only 6.3%, or 800,000, of the 12.7 million total online accounts. This translates into 910,000 trades per day from 800,000 accounts. Based on these findings, we presently have a market share of less than a 1%.

Because very few firms have the technology and products to address this target market, we feel that customer procurement in this market segment is still at a very early stage. In short, we are confident that highly targeted advertising will help increase our market share. Our cost to acquire new account has consistently averaged approximately $890, while revenue per client has averaged $2,900 per year. We are committed to not only keeping our yield per new account above industry averages, but believe opportunity exists for margin expansion and increasing yields. We intend to continue our targeted marketing efforts in three selected mediums: (i) newspaper (Investors Business Daily); (ii) television
(CNBC); and (iii) industry tradeshows.

We fully intend to continue to target active retail traders and other active investors. It is our contention that our direct-access product offering is well positioned to satisfy this "premium" market segment. We have established a very good reputation as a market leader for direct-access trading platforms and believe we are well positioned to benefit from both increased market demand and by owning a superior product and service offering.

Corporate Client Segment

Presently there are approximately 800,000 online trading retail customers making an average of 910,000 trades per day. These 800,000 active traders represent about 6.5 % of the entire market population. These active traders currently reside at approximately 150 different competing brokerage firms. Besides marketing directly to these customers, we expect to acquire clients through strategic B-2-B alliances. Through these alliances we anticipate licensing our products and services on a private-label or co-branded basis. Our alliance partners will be responsible for marketing our products to their customers. We believe we possess significant advantages over competitors. These advantages include:

     o    Scalable and cost-efficient UNIX based architecture

     o Highly flexible and adaptable system, allowing ease of client integration

     o Proven software development support team, allowing for customized and differentiated products.

     o    Cost-efficient product delivery

Based upon our experience to date, the development of an effective, scalable direct access trading system is not only time consuming, but also expensive. This is further evidenced by a competitor's recent experience. Charles Schwab & Co. recently acquired a PC-based direct access provider. Soon after the acquisition was completed, Schwab stated that it would require 12-18 months to fully integrate the systems. We believe our enterprise architecture and end-to-end solution provision strategy is fully capable of delivering a private label or co-branded product to larger brokerage firms more efficiently.

Consistent with these competitive advantages, we recently entered into a licensing agreement with E*TRADE Group Inc. Under the terms of this agreement, we will provide a portion of our technology to E*TRADE who will in-turn offer it to its customers under the ETRADE brand name. Based upon ETRADE successfully marketing and migrating their customers to our product, this agreement represents the potential for us to earn up to $3 million per month in additional revenue over a three-year period. We spent approximately $1,300,000, which includes the costs paid to outside consultants, during the first half of the current fiscal year in modifying the software to be used by E*TRADE. We believe there are other companies like E*TRADE who will be drawn to our products and technology.

In addition to large brokerage firms and banks, we intend to market our products and services to the broader day-trading small order execution system (SOES) industry. This universe of potential clients is continuously and actively seeking to reduce costs and provide better service to their customers.

A two-person B-2-B team spearheads our B-2-B strategy. This team has been soliciting interest from the broad brokerage market and promoting our integrated direct-access platform technology. In addition, we have recently commenced servicing foreign institutions by providing them and their clients with electronic execution services for transactions in the U.S. securities markets. At this time, we are actively pursuing a number of additional licensing relationships that will provide us with a global presence.

Retail Product and Feature Set Matrix

We currently offer clients and business partners access to DAVE through two primary access points: (i) software (UltimateTrader(R) II); and (ii) web-based (WatleyTrader). In the near term, we will offer such access though (i) wireless; and (ii) voice recognition. The following table illustrates the feature sets and expected feature sets of each access point:

Product Access Points: ............................UT II     WT     WAP      IVR

FREE Realtime Level II Data .......................X         X               X
Quick buy and sell buttons with auto routing.......X         X      X        X
Detailed status report on each order entered.......X         X      X        X
Compatibility with MAC OS X........................X                         X
All activity and account information...............X         X      X        X
Links to historical P&L............................X         X      X        X
Dynamic Updating Quotations........................X         X               X
Unlimited Customized Pages.........................X                         X
Realtime Purchasing Power..........................X         X      X        X
Minder View Portfolio Minder.......................X         X               X
Position Minder....................................X         X               X
Scrolling Tickers..................................X         X               X
Alarms.............................................X         X      X        X
Quick Quotes.......................................X         X      X        X
Hot Keys...........................................X         X               X
Charts with Technical Studies......................X                         X
Color Coded Market Maker Screens...................X         X               X
Time and Sales.....................................X         X               X
Pre-Market Open and Post-Market Close Trading......X         X      X        X

Flagship Direct-access Product: UltimateTrader II

UltimateTrader II is our flagship and premium-level direct-access product. It provides the user with the following feature set:

>> FREE Realtime Level II Data - continuously updated display of market maker and electronic communication network current prices and changes.
>> Color Coded NASDAQ Market Maker Screens - designed to visually display, by a special color in the screen, upward and downward trends in recent trades in a security.
>> Charts with Technical Studies - allows clients to view live, dynamically updating, realtime intraday chart data and historical information for stocks, option or indices.
>> Time and Sales - reflects last and cumulative trades, prices and aggregate daily volume in a security.

>> Pre-Market Open and Post-Market Close Trading - access to trading during both pre-market open (8:00 AM EST to 9:30 AM EST), and post-market close (4:00 PM EST to 5:00 PM EST) hours.
>> Auto routing - Quick buy and sell buttons with the ability to execute/cancel trades with a simple keystroke.
>> Detailed status report on each order entered - extensive review and order notification including date stamp, quantity, average price, market participant and user ID.
>> Compatibility with MAC OS X - proprietary data delivery and execution platform deliverable through the Macintosh OSX operating system.
>> All activity and account information - a detailed breakdown of order status, historical trade information and real time positions, buying power and realized P&L
>>   Links to historical P&L - the ability to see all realized profit and losses.
>> Dynamic Updating Quotations - displays real time changes in prices and markets as they occur.
>> Unlimited Customized Pages and screen real estate - allows clients to create computer screen layouts to their preference with their data and to scroll freely among these pages.
>> Realtime Purchasing Power - allows clients to view current buying power, the value of the account as of the trading day's business morning.
>> Portfolio Minder - used to create computer windows with comprehensive price and other data relating to a number of different securities.
>>   Position Screen - displays existing open positions
>> Scrolling Tickers - displays price and trading volume information for the symbols that a client chooses on a live basis. The quotes will move through the ticker window as the server receives them.
>> Alarms - alerts clients by an audio or visual pop-up when target criteria have been met for a specified security.
>> Minder View - a fully configurable quote screen that can display virtually any information about the security selected.
>>   Hot Keys - the ability to execute/cancel trades with a simple keystroke.


Additional Brokerage Services

In addition to the features listed above, we offer our clients a full range of services through third-part relationships. These include: Managed Asset Plan, Unlimited Checkwriting, Visa Gold Card Services, and Automatic MAP Deposit. Customers also have access to over 5,000 mutual funds. We also offer a full suite of research tools including access to Briefing.com, Zacks earnings estimates and EO enabled vertical portals that gives a professional single point of access to industry-focused content on the web.

Client Services

Client services for all levels of our online service, including trading, administrative, and technical support, are among our highest priorities. Based on our experience in the industry and based on client feedback, providing an effective client service team to handle client needs is critical to our success. Our Client Service department helps clients get online, handles product and services inquiries and addresses all brokerage and technical questions. The Client Service department also conducts various surveys to verify the satisfaction of our clients and to learn more about client preferences and requirements.

We provide live client support from Monday through Friday between the hours of 8:00 AM and 8:00 PM EST. Our client services department operates on a one-stop shopping basis, meaning that clients do not typically have to be transferred between departments to receive answers to their inquires. We currently employ 21 Client Services personnel (inclusive of management), all of whom are registered representatives and are available to accept and execute client orders, research past trades, discuss account information, and provide detailed technical support. A separate technical support team helps clients with particularly serious or persistent technical issues.

In order to provide professional and efficient client support, we have purchased and implemented client relationship management (CRM) and computer telephony integration (CTI) software. CRM databases are updated with each client contact to track client service calls. A separate internal database tracks trading patterns, changes in customer balances and compliance issues. Both databases are used to generate periodic reports for management. Client services associates access the latest product and account information through CRM and customer account databases.

During the second quarter of fiscal year 1999, we launched online support and chat services for our clients. This service currently offers an online, indexed UltimateTrader(R) user manual and chat area. The chat area offers clients the ability to query and chat with client services associates in realtime. Our goal with respect to the provision of online support and chat services is to create a sense of virtual community among prospective and existing clients and between our company and our clients. We are planning to upgrade our online support capabilities through a recently acquired online chat support software package.

We have created a VIP client services team to service our most active online clients. By providing client support for all issues on an account manager basis, we intend for the VIP team to offer much more individualized service on a prioritized basis. By providing highly prioritized, personalized and professional client support, especially for our niche market high volume clients, we will further differentiate our products and services from those of our competitors.

Account Security

We use a combination of proprietary and industry standard security measures to protect our clients' assets. Clients are assigned unique account numbers, user identifications and passwords that must be used each time they log on to the system. In accordance with standard industry practices, telephone orders require authentication via personal identification number/password and/or other personal information. In addition, our trade processing system is designed to compare the Watley accounts database with the clearing firm's account information on a daily basis to detect any discrepancies.

We rely on encryption and authentication technology, including public key cryptography technology licensed from other parties, to provide the security and authentication necessary to effect the secure exchange of information.

Firewalls and other software limit not only system access to the authorized users, but also limit the authorized users to specifically approved applications. This filter-software prevents unauthorized access to critical areas of the system such as account information. Furthermore, public access servers, such as e-mail, chat services and the file transfer protocol, are in a network entirely separate from the rest of our systems.

We have implemented special policies relating to the transfer or withdrawal of funds by clients to prevent unauthorized withdrawals. All requests for fund withdrawal or transfer require a signed letter from the account holder. Checks will only be made out in the account holder's name and wire transfers will only be sent to a bank account in the account holder's name.


Operations, Clearing and Order Processing

We do not hold client funds or securities, nor do we generally execute and process directly either our own or our clients' securities transactions. Since October 1996, we have cleared all transactions for clients, on a fully disclosed basis, with Penson Financial Services, Inc. for retail accounts and Weiss, Peck & Greer, L.L.C. for institutional accounts.

Our agreement with clearing brokers provide that the clearing brokers process all securities transactions for our account and the accounts of our clients for a fee. Services of the clearing brokers include billing and credit control and receipt, custody and delivery of securities, for which we pay a per ticket charge. We have agreed to indemnify and hold the clearing brokers harmless from certain liabilities or claims, including claims arising from the transactions of our clients, which could be material in amount. Our clearing agreements may be terminated by either party, upon 60 days' written notice for Penson Financial Services, Inc., and 30 days prior written notice for Weiss, Peck & Greer, L.L.C. We depend on the operational capacity and the ability of the clearing brokers for the orderly processing of transactions. By engaging the processing services of clearing brokers, however, we are exempt from certain capital reserve requirements imposed by federal laws.

Clients' securities transactions are effected on either a cash or margin basis. In connection with margin transactions, credit is extended to a client, collateralized by securities and cash in the client's account, for a portion of the purchase price. The client is charged for margin financing at interest rates based on the brokers call rate plus an additional amount of up to 1.75%. The brokers call rate is the prevailing interest rate charged by banks on secured loans to broker-dealers.

Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System. Margin lending subjects us to the risk of a market decline that would reduce the value of our collateral below the client's indebtedness before the collateral can be sold. Under applicable rules, in the event of a decline in the market value of the securities in a margin account, the client is required to deposit additional securities or cash in the account.


Third-Market Institutional Sales Desk

Our third-market institutional sales and trading desk specializes in facilitating and/or executing large-block transactions in approximating 500 thinly traded equity securities. These services are provided to clients who often require that their purchases or sales of large positions remain anonymous. We match buyers and sellers to execute off-exchange transactions, to minimize the impact on the market and prevent our client's positions from being disclosed to competing firms. Our third-market institutional sales clients include mutual and pension funds, insurance companies, banks, corporations and independent fund managers. Approximately 19%of our revenues for our fiscal year ended September 30, 2000 were derived from the institutional trading desk. The firm hopes to significantly leverage our institutional market presence in the future when we begin to create electronic, complementary products and services for this market place.

SUPPLIERS

We obtain financial information from a number of third-party suppliers of software and information services, including Hyperfeed, Townsend Analytics, Ltd., Ethos Corporation and S&P ComStock, Inc. We have a number of alternative sources of supply of these items of software and information services available to us at comparable cost, on a timely basis to provide adequate replacements, if arrangements with any of our current suppliers are abrogated.


MARKETING AND ADVERTISING

We are marketing UltimateTrader by targeting active traders through print and online modes. We have also conducted surveys of our existing client base to understand their media consuming habits and demographics profiles to effectively target our advertising campaign. We have implemented a comprehensive marketing plan to attract potential clients, as well as build market awareness, educate the investing public and develop brand name recognition and loyalty within the most active trading segment of the market. Our advertising efforts include advertisements in financial publications and various other regional and national publications that have demographics similar to our target market. In the last six months we have emphasized advertising and promoting UtimateTrader through television commercials, primarily on CNBC and have therefore significantly increased our marketing expense. We may seek to broaden our presence on the Internet through various partnerships, sponsorships and co-branding efforts such as our recent deal with U-Cool, an Internet community site that has over 150,000 subscribers and 10 million unique monthly visitors. Our strong rankings in various industry surveys have provided us with extremely valuable publicity. We will continue to make investments in our online services and offerings to maintain and even strengthen these rankings.


COMPETITION

The market for electronic brokerage services is highly competitive and rapidly changing. We believe that we compete on the basis of speed of order execution, processing and confirmation, quality of client service, ease of use, amount and timeliness of information provided, price and reliability of our trading systems. We expect that our ability to compete will also be affected by our ability to introduce new services and enhancements to existing services into the market on a timely basis.

We believe our competition consists of large and small brokerage firms utilizing the Internet to transact retail brokerage business. Among these competitors are E*Trade Group, Inc.; Charles Schwab & Co., Inc.; Quick & Reilly, Inc.; Waterhouse Securities, Inc.; Fidelity Brokerage Services, Inc. and Datek Securities Corp. We also face competition for clients from full commission brokerage firms, including Merrill Lynch & Co., Inc.; Morgan Stanley Dean Witter & Co.; PaineWebber Incorporated; and Salomon Smith Barney, as well as financial institutions and mutual funds.


SECURITIES REGULATION

Watley is a broker-dealer registered with the SEC and NASD and is licensed as a broker-dealer in 49 states.

The securities industry in the United States is subject to extensive regulation under federal and state laws. In addition, the SEC, NASD, other self-regulatory organizations, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of clients participating in those markets, and not with protecting the interests of our stockholders.

Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of clients funds and securities, capital structure, record keeping and the conduct of directors, officers and employees. Because of the recent increase in the number of complaints by online traders, the SEC, NASD and other regulatory organizations may adopt more stringent regulations for online firms and their practices. If we fail to comply with any laws, rules or regulations we could be censured, fined, issued a cease-and-desist order or Watley or our officers and employees could be suspended or expelled.

In addition, significant changes in Watley's current business or practices, including converting to self-clearing operations, require NASD and other regulatory approval.

To expand our services internationally, we would have to comply with regulatory controls of each specific country in which we conduct business. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.

We intend to initiate a comprehensive marketing campaign to bring greater brand name recognition to our products and services. All marketing activities by Watley are regulated by the NASD. The NASD can impose penalties, including censure, fine, suspension of all advertising, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer and its officers or employees for violations of the NASD's advertising regulations.


NET CAPITAL REQUIREMENTS

The SEC, NASD and various other regulatory agencies have stringent rules requiring the maintenance of specific levels of net capital by securities brokers, including the SEC's uniform net capital rule which governs Watley. Net capital is defined as assets minus liabilities, plus other allowable credits and qualifying subordinated borrowings less mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing other assets, such as a firm's positions in securities, conservatively. Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition.


As of March 31, 2001, Watley was required to maintain minimum net capital, in accordance with SEC rules, of $229,278 and had total net capital of $579,831 or $350,553 in excess of minimum net capital requirements.

If Watley fails to maintain the required net capital Watley may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies, which ultimately could require Watley's liquidation. In addition, a change in the net capital rules, the imposition of new rules, a specific operating loss, or any unusually large charge against net capital could limit those operations of Watley that require the intensive use of capital and could limit our ability to expand our business. The net capital rules also could restrict our ability to withdraw capital from Watley, which could limit our ability to pay dividends, repay debt and repurchase shares of our outstanding stock.


INTELLECTUAL PROPERTY RIGHTS

We rely on a combination of copyright, trademark and trade secrets laws and non-disclosure agreements to protect our proprietary technologies, ideas, know-how and other proprietary information. We hold a United States trademark registration for the UltimateTrader name. We have no patents or registered copyrights. Third parties may copy or otherwise obtain and use our proprietary technologies, ideas, know-how and other proprietary information without authorization or independently develop technologies similar or superior to our technologies. In addition, the confidentiality and non-competition agreements between us and our key employees, distributors and clients may not provide meaningful protection of our proprietary technologies or other intellectual property in the event of unauthorized use or disclosure. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

There has been substantial litigation in the software industry involving intellectual property rights. We believe that our technologies and trading systems have been developed independent of others. Third parties may assert infringement claims against us and our technologies and trading systems may be determined to infringe on the intellectual property rights of others.


RESEARCH AND DEVELOPMENT

For the six months ended March 31, 2001, we spent approximately $2,469,000 for software development. These development efforts are related to the creation of proprietary direct access online trading and market information software. These software development efforts are related to the creation of proprietary direct access online trading and market information software. The software development efforts will allow our company to transition our UltimateTrader customers from vendor software to our proprietary software system which is expected to reduce our company's operating costs significantly.

PROPERTIES

Our principal offices are located at 40 Wall Street, New York, New York, where we occupy approximately 49,000 square feet at an annual cost of approximately $1,440,000, or $120,000 per month, plus escalations. The initial term of the lease for such office space expires in June 2009. We also occupy approximately 16,000 square feet at an annual cost of $204,000 in Allen, Texas. The initial term of the lease for such space expires in June 2004.

PERSONNEL

As of May 1, 2001, we employed a total of 108 persons, of whom 8 are engaged in executive management, 19 in trading activities, 32 in information technology, 21 in client service and sales and marketing, 17 clerical and back office personnel, as well as 11 other employees. All but one of these persons are employed on a full-time basis. We believe our relations with our employees are generally good and we have no collective bargaining agreements with any labor unions.

Our registered representatives are required to take examinations administered by the NASD and state authorities to be qualified to transact business, and are required to enter into agreements with Watley obligating them to adhere to Watley's supervisory procedures and not to solicit customers in the event of termination of employment. Watley's agreements with registered representatives do not obligate these representatives to be associated with Watley for any length of time.

Our success will depend, in part, on our ability to hire and retain additional qualified marketing, industry, technical and financial personnel. Qualified personnel are in high demand. We face considerable competition from other brokerage and financial service firms and other Internet and online service companies for these personnel, many of which have significantly greater resources that we have.

Our principal executive offices are located at 40 Wall Street, New York, New York, and our telephone number is 212/422-1100.


                              SELLING STOCKHOLDERS

The shares being offered for resale by the selling stockholders were acquired pursuant to (i) a Stock Purchase Agreement, dated as of March 29, 2001, by and among our company and the selling stockholders, (ii) a placement fee paid to Keefe Bruyette & Woods, Inc. in connection with such agreement, and (iii) upon the exercise of warrants to purchase shares of our common stock held by the selling stockholders pursuant to such stock purchase agreement and placement fee. We have agreed to keep the registration statement, of which this prospectus is a part, effective until the earlier of the date that all of such shares (a) have been sold pursuant to the registration statement and (b) may be sold without registration. We agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, but not any commissions, underwriting commissions or similar charges relating to the sale of shares.

The following table sets forth the name of each selling shareholder, the number of shares of common stock beneficially owned by such selling stockholder as of May 1, 2001 and the number of shares being offered by each selling stockholder. The shares being offered by this prospectus are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, such selling stockholders are under no obligation to sell all or any portion of such shares nor are such selling stockholders obligated to sell any shares immediately under this prospectus. All information with respect to share ownership has been furnished to us by the selling stockholders. Because the selling stockholders may sell all or part of their shares, no estimates can be given as to the number of shares that will be held by any selling shareholder upon termination of any offering made hereby.

                              Shares Beneficially   Shares to be   Shares Owned
Name of Selling               Owned Prior to the    Sold in the    After the
Shareholder                   Offering              Offering       Offering (1)
-----------                   --------              --------       ------------
Mutual Discovery Fund            546,000              546,000         0

Mutual Financial Services
    Fund                         546,000              546,000         0

Mutual Qualified Fund            546,000              546,000         0

Franklin Mutual Beacon Fund      205,595              205,595         0

Prism Partners I, L.P.           234,000              234,000         0

Prism Partners II
    Offshore Fund                117,000              117,000         0

Prism Partners Offshore
    Fund                          39,000               39,000         0

Weiss Peck & Greer Tudor
    Fund LLP                     137,092              137,092         0


Weiss Peck & Greer Small
    Cap Growth Fund                4,727                4,727         0

The Alan W. Steinberg L.P.        82,727               82,727         0



                                       26

Riviera-Enid L.P.                 35,455               35,455         0

Joseph J. Spalluto                23,637               23,637         0

Keefe Bruyette & Woods, Inc.     118,182              118,182         0

                        Total to be sold:           2,635,415
                                                   ----------


(1)      Assumes all shares offered hereby are sold in the Offering.

Pursuant to an engagement letter, dated November 28, 2000, Keefe Bruyette & Woods, Inc. acts as financial advisor to our company. Joseph J. Spalluto is a Managing Director of Keefe Bruyette & Woods, Inc.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sales of the shares of common stock. All of the shares of common stock being offered are beneficially owned by the selling stockholders named in this prospectus and the proceeds of sale will go to them. However, we will receive the proceeds from the exercise of warrants held by selling stockholders that pay the exercise price in cash. We expect to use the proceeds of any such sales for general working capital purposes.


                              PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be made in one or more of the following methods: (i) ordinary brokers transactions, which may include long or short sales, (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market, (iii) purchase by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus, (iv) "at the market" to or through market makers or into an existing market for the common stock, (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (vi) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise),or (vii) any combination of the foregoing, or by any other legally available means. In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require that delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. Neither we nor any selling shareholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. Furthermore, we may act as a broker-dealer for the selling stockholders in selling any of the shares offered by this prospectus.

Each selling shareholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

Any securities covered by this prospectus that qualify for sale pursuant to rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.



                                  LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Hartman & Craven LLP, 460 Park Avenue, New York, New York 10022.

                                     EXPERTS

The financial statements incorporated in this prospectus that are contained in our annual Report on Form 10-KSB for the year ended September 30, 2000 have been audited by Ernst & Young LLP, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

                          ----------------------------

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not and the selling stockholders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospectus may have changed since that date.

                          -----------------------------


                           ---------------------------

TABLE OF CONTENTS

Available Information.........................................................2
Incorporation of Certain Documents By Reference...............................2
Forward-Looking Statements....................................................4
Risk Factors..................................................................4
The Company...................................................................6
Selling Shareholders..........................................................25
Use of Proceeds...............................................................27
Plan of Distribution..........................................................27
Legal Matters.................................................................29
Experts.......................................................................29

                           ---------------------------


                           ---------------------------

                                2,635,415 Shares


                             A.B. WATLEY GROUP INC.


                                  Common Stock



                                   PROSPECTUS
                           --------------------------

                                  May 17, 2001

                          -----------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


Securities and Exchange Commission registration fee........     $   7,023.38

NASD listing fee...........................................        17,500.00*

Printing and edgarization..................................         1,000.00*

Legal fees and disbursements...............................        50,000.00*

Accounting fees............................................         5,000.00*

Miscellaneous expenses.....................................         1,000.00*

                                      Total................     $  81,523.38*
                                                                ============

-----------
*Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of laws; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or
(iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the Registrant or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article Eighth of the Registrant's Certificate of Incorporation provides that the personal liability of the directors of the Registrant be eliminated to the fullest extent permitted under Section

102(b) of the Delaware General Corporation Law.

         Article Ninth of the Registrant's Certificate of Incorporation and the Registrant's By-laws provides that all persons who the Registrant is empowered to indemnify pursuant to the provisions of Section 145 of the Delaware General Corporation Law (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Registrant to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         At present, there is no pending litigation or other proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS.

EXHIBIT NO.
-----------

       2.1 Stock Purchase Agreement, dated as of March 29, 2001, by and among the company and the purchasers listed on Schedule A thereto.

       4.1 Restated Certificate of Incorporation of the Company and form of amendment thereto.*

       4.2    Amendment to Certificate of Incorporation, filed on February 5,
              1999.**

       4.3    By-laws of the Company, as amended.*

       4.4 Registration Rights Agreement, dated as of April 2, 2001, by and among the company and the purchasers listed on Schedule A thereto.

       4.5    Form of Stock Purchase Warrant.

       5 Opinion of Hartman & Craven LLP with respect to the legality of the securities being registered hereby.

       23.1   Consent of Ernst & Young LLP.

       23.2 The consent of Hartman & Craven LLP is contained in its opinion filed as Exhibit 5 to this registration statement.

       24     Power of Attorney (on signature page of this Registration
              Statement).

--------------
* Incorporated by reference from the Company's Registration Statement on Form SB-2 (Reg. No. 333-71783).

**Incorporated by reference from the Company's Registration Statement on Form
8-A.

ITEM 17. UNDERTAKINGS.

   (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(l)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section l 5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(b) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 17, 2001.

                                 A.B. WATLEY GROUP INC.


                                 By: /s/ Steven Malin
                                     -------------------------------------------
                                         Steven Malin
                                         Chairman of the Board and Chief
                                         Executive and Operating Officer

         Each person whose signature appears below constitutes and appoints Steven Malin and Robert Malin, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and resubstitution, for his or her and in his or her name, place and stead, in any and all capacities, to execute in the name of each such person who is then an officer or director of the Registrant, any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


SIGNATURES                                                TITLE                                      DATE
----------                                                -----                                      ----

/s/ Steven Malin                       Chairman of the Board, Chief Executive and Operating
----------------                       Officer and Director (Principal Executive Officer)         May 17, 2001
Steven Malin


/s/ Anthony G. Huston                  President and Director                                     May 17, 2001
---------------------
Anthony G. Huston

/s/ Joseph M. Ramos, Jr.               Senior Vice President and Chief Financial Officer          May 17, 2001
------------------------               (Principal Financial Officer and Principal Accounting
Joseph M. Ramos, Jr.                   Officer)

/s/ Robert Malin                       Director                                                   May 17, 2001
----------------
Robert Malin

/s/ Michael B. Kraines                 Director                                                   May 17, 2001
----------------------
Michael B. Kraines

/s/ Elizabeth Chambers                 Director                                                   May 17, 2001
----------------------
Elizabeth Chambers

/s/ Mark Chambre                       Director                                                   May 17, 2001
----------------
Mark Chambre

/s/ Stanley Weinstein                  Director                                                   May 17, 2001
---------------------
Stanley Weinstein

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------

       2.1 Stock Purchase Agreement, dated as of March 29, 2001, by and among the company and the purchasers listed on Schedule A thereto.

       4.4 Registration Rights Agreement, dated as of April 2, 2001, by and among the company and the purchasers listed on Schedule A thereto.

       4.5    Form of Stock Purchase Warrant.

       5 Opinion of Hartman & Craven LLP with respect to the legality of the securities being registered hereby.

       23.1   Consent of Ernst & Young LLP.

       23.2 The consent of Hartman & Craven LLP is contained in its opinion filed as Exhibit 5 to this registration statement.

       24     Power of Attorney (on signature page of this Registration
              Statement).